MAIL STOP 3561



      	February 27, 2006



David Boedker, Sr., President and Chief Executive Officer
Keystone Insurers Group, Inc.
1995 Point Township Drive
Northumberland, Pennsylvania 17857

      Re:	Keystone Insurers Group, Inc.
      Amendment No 1 to Form 1-A
      Amendment filed January 24, 2006
   File No. 24-10133


Dear Mr. Boedker:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. Please include the Commission offering statement number on the facing page of all future amendments to this offering statement.
2. In a letter dated January 4, 2006, company counsel indicated that it was withdrawing its application for confidential treatment and would file the covered exhibits in their entirety. In the course of our review of your amendment, we were unable to locate these exhibits. Please verify if they have been filed, or state when they will be filed.
3. In your response to our prior comment 3, you request a waiver of the requirement that you file all material contracts as exhibits based on their volume, the burden to the company of providing this information, and the lack of a significant benefit to investors in making the contracts available. Based on our assessment of your response, including the agreements filed, it appears that there is a misunderstanding regarding our request. Understand that "exhibits" are not required to be delivered to investors but are "filed" as a public record.
4. Please add disclosure indicating clearly whether any officers or directors will purchase in this offering.
5. We reissue our prior comment 93 in its entirety. Please note that while your response provides valuable information to the investor, our comment was directed at the issue of when shareholders must approve, by means of a shareholder vote, the issuance of additional securities.

Item 4 Jurisdictions in which Securities are to be Offered, page vi.
6. We note your disclosure that you plan to offer new franchises a chance to purchase your common stock on a rolling basis, and that you propose to offer your securities in Pennsylvania, Virginia and North
Carolina. Please advise us whether new franchises may be located without the preceding states; if so, please address any additional regulatory and disclosure issues associated with making an offering outside of the jurisdictions disclosed in response to Item 4.

Part II -- Offering Circular
7. Please note that Part II of the filing is the offering circular which is the part required to be distributed to prospective investors.

Offering Circular Cover Page
8. There is a confusion concerning the duration of this offering and when proceeds will be returned to investors if the $1,000,000 minimum offering is not sold. Please clearly indicate hereon and under Item
26 whether it is 270 days or two years from the date on the cover page of the circular.






Table of Contents
9. It appears that the company intends to attach and circulate a number of exhibits with the offering circular. Please include those to be attached in the table.

Offering Statement Summary
10. Please include a brief summary of the issuer`s business, it`s subsidiaries` business and the business of its franchises. It should clarify the nature and source of the issuer`s revenues, the fact that it is not a regulated insurance company, the date and terms of the stock split and that all information in the circular has been so adjusted, the fiscal year end and etc.
11. Reconcile the statement on page 1 that "senior officers as a group may not own more than 20%. . ." with the fact that they currently own, and will continue to own after the offering, much more than 20.

Terms of the Offering How to Subscribe, page 5
12. Please explain your statement, on page 6, that you "reserve the discretion to sell less than one share to any single purchaser". Would such a purchaser have any rights as a shareholder; if so, what rights would the purchaser have? In addition, please analyze any securities law implications, including the Rule 415 requirement that an offering be at a fixed price, of a sale of a fractional interest in a security. Alternatively, please remove this reference.

Risk Factors, page 9
13. The last sentence of Risk Factor 7 should be deleted.
Securities
qualified under Regulation A are freely tradable.
14. Update the 2004 contingent commission arrangements mentioned in risk factor 8 to the most recent fiscal year.
15. Update the June 22, 2005 dates and the relevant information in risk factor 17.

Business and Properties, page 17
16. Your response to comment 51 should be included under this caption of the offering circular.





17. Please describe any provisions in your existing contracts with insurance providers which would obligate you to make payments on behalf of defaulting franchises. In addition, if the company has made default payments please disclose the amounts and circumstances behind the default.

Sources of Revenues, page 22
18. Update the figures and percentages to the most recent fiscal year. In addition, the sources and the percentages for 2004 are not at all consistent with the statement of income for that year.
Please
reconcile.

Offering Price Factors, page 38
19. Indicate the date of the tangible book value stated in Item 7.
20. Advise supplementally how the $727,303 and $3,710 figures were arrived at.

Use of Proceeds, page 41
21. We note that $2,400,000 of the maximum proceeds is slated for "targeted acquisitions & internal growth". Please indicate in the footnote, or elsewhere, that there are no specific acquisitions probable at the present time.
22. Clarify "expansion of resources" as indicated in the footnote.

Capitalization, page 44
23. Please reconcile the stockholders equity and the par value of the shares with the July 31, 2005 balance sheet.

Plan of Distribution, page 48
24. Please indicate in response to Item 26(b), and elsewhere as appropriate, the circumstances in which proceeds from stock sales to new franchises will or will not be placed in escrow. Please also indicate that, in the event you are unsuccessful in raising the minimum offering amount within 270 day, you will not engage in sales to new franchises using this offering circular.







25. With securities that are being offered by the issuer, you must identify in the prospectus the person(s) participating in the distribution on its behalf and the exemption from registration as a broker-dealer. In addition, supplementally, advise the staff, separately in writing, of the basis of each such person`s participation in offering the securities without broker-dealer registration. If Rule 3a4-1 of the Securities Exchange Act of 1934
will be relied upon, supplementally explain how each element of the
Rule will be satisfied as to each person.

Principal Shareholders, page 60
26. Any officer or director, including their affiliates and associates, owning more than 10% of the outstanding shares, directly or indirectly, must be named.

Management Relationships, Transactions and Remuneration, page 61
27. Please include the names of the officers whose compensation is disclosed in your tabular presentation on page 62. In addition, please advise us whether the tabular presentation includes any amounts associated with the freezing of your phantom stock plan as described in response to Item 40(b). If not, please explain the basis for this exclusion. In addition, we note that your table does not present a salary associated with George C. Wynne; please advise us why his compensation was excluded from the table and related discussions.
28. Please expand on your response to Item 40(c). In particular, we note that you officer bonus pool consists of "a percentage of the [c]ompany`s EBITA contingent on the [c]ompany`s revenue growth." Please explain the percentage payable under various scenarios; that is, disclose whether it is a fixed percentage, or whether the percentage payable increases as revenue growth increases. In this regard a description of the operation of the clause for various revenue growth rates and reference to the employment contract may be helpful. Also, expand your discussion to describe the value of any lump sum payments to be received upon a change in control and/or the termination of any employment agreement. In addition, please disclose the terms of clause 5.7 in the various employment agreements which appear to require raises of at least 3%, but potentially up to
10% per annum.









29. Item 39(b) of Model A would require a more extensive description of the issuer`s or its subsidiaries` transactions with officers and directors during the past two fiscal years, including dollar amounts and interest rates.
30. Item 40 should be updated to include all remuneration for the 2005 fiscal year.
31. Item 40(c) refers to "sample copies of the employment agreements". Please file executed copies of all employment agreements in effect with executive officers and key personnel as required by Form 1-A.

Management`s Discussion and Analysis of Certain Relevant Factors, page 66
32. Please explain clearly hereunder the substantial profit-sharing revenue account and the offsetting expense; i.e., how the revenue is obtained, from whom and why it is offset as an expense.
33. Define "hardening market" and "softening in the market" as used under item 48.

Financial Statements
34. The financial statements should be updated as necessary to comply with paragraphs (1) and (2) of Part F/S of Form 1-A at the qualifying date.
35. Financial statements of the issuer are required to be included as part of the offering circular and not as an exhibit.

Statement of Changes in Stockholder`s Equity, page 6
36. We note your response to prior comment 98. Since consolidated financial statements are presented, it is unclear why there are separate captions for accumulated deficit and members` equity. Please combine these captions into a single caption for retained earnings or accumulated deficit, or tell us why you believe this presentation is consistent with the concept of consolidated financial statements, and disclose the components of each caption in the footnotes to the financial statements.

Summary of Significant Accounting Policies, page 8
37. We note your response to prior comment 99. Please expand your disclosure for each significant revenue source to address the specific criteria in Staff Accounting Bulletin No. 104 as previously requested. For example, with respect to profit sharing revenue, expand your disclosures relating to the recognition of revenue upon receipt for calendar year based carriers to discuss how revenue is earned under SAB 104. While the receipt of cash obviates the need to evaluate whether collectibility is reasonably assured, there are many situations in which revenue recognition is still not appropriate under SAB 104, including where payment is received for services that have not yet been performed, or when non-refundable up-front fees are received, but the payment relates to an earnings process that has not been consummated.
38. We note your response to prior comment 100. Based on your disclosures, it is not apparent why profit sharing and commissions are recorded as revenue in your financial statements. Please expand your disclosures regarding profit sharing and commission revenues to address the specific criteria in paragraphs 7-17 of EITF 99-19. Disclose whether you act as principal or agent for these transactions as discussed in paragraph 3 of EITF 99-19. Expand your disclosure to include the reasons why offsetting amounts of revenue and expense are typically recorded for these transactions.
39. We note your response to prior comment 105. Please note that your interpretation of the requirements of FAS 146 is inconsistent with staff position on materiality as discussed in Staff Accounting
Bulletin Topic 1.M. Intentional errors in the financial statements cannot be justified on the basis of immateriality. Please revise the financial statements accordingly.

Interim Financial Statements
40. We note your response to prior comment 109. Please disclose the revisions made to the financial statements in a footnote as required by paragraph 37 of APB 20.
41. We note your response to prior comment 110. Note that disclosures regarding the stock split and the issuance of the warrants are required in the financial statements, irrespective of your proposed accounting treatment, since the transactions represent a significant change in capitalization. Note that when equity instruments such as warrants are issued to non-employees, the guidance in FAS 123, EITF 96-18 and FAS 123(R) is generally applicable. In this instance, since the warrants were issued to shareholders, it appears that a distribution was made to the shareholders, and that the warrants may need to be evaluated for liability or equity classification under FAS 133 and EITF 00-19. Please revise your disclosures to include the material terms of the stock split and issuance of the split warrants, and tell us how you evaluated the warrants under the guidance outlined above, as applicable.







Part III Exhibits

Exhibit 4 - Form of Subscription Agreement
42. The Form of Subscription Agreement, filed as exhibit 4, contains a number of representations required to be made by the prospective subscriber which appear to us to be inappropriate in a Regulation A offering; e.g. Sections 6, 7, 8, 9, 11, 12, and 14. We suggest that these sections be deleted from the subscription agreement and that it be re-filed. A subscriber should not be required to represent matters or waive matters that may be available to him under the federal securities laws or represent that he understands disclosure in the offering circular.

Exhibit 14 - Reagan Consulting, Inc. Valuation Report and Consent
43. The financial statements and related financial information included in Exhibit 14 do not agree with the audited financial statements included in Part F/S. Financial statements included in offering circulars required under Regulation A must be prepared in accordance with U.S. GAAP. It is not appropriate to include un-audited financial statements in an offering circular when audited financial statements have been prepared for other purposes.
Please
provide us with a reconciliation of the historical financial information included in Exhibit 14 to your audited financial statements or revise to remove the valuation report from the offering circular.
44. Exhibit 14 includes projections of financial results through the year ending December 31, 2007. As outlined in the instructions to Form 1-A, discussion of projections of future economic performance is encouraged as long as management has a reasonable basis and the projections are presented in an appropriate format. Please provide us with an analysis explaining management`s basis for assessing future performance, including a discussion of the key assumptions underlying the projections or revise to eliminate the projections.














Closing Comments

      As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	Jun Yu
	Fax: 412-392-6550




David Boedker
Keystone Insurers Group, Inc.
February 27, 2006
p. 1